APOLLO RESIDENTIAL MORTGAGE, INC.
9 WEST 57TH STREET
NEW YORK, NEW YORK 10019
212.822.0600
www.apolloresidentialmortgage.com

November 7, 2013

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Apollo Residential Mortgage, Inc. (“AMTG”) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 7, 2013. This disclosure can be found on page 67 of the Quarterly Report on Form 10-Q and is incorporated by reference herein. AMTG has made such disclosure based on information provided by other companies that may be deemed to be under common control with AMTG, and not because of any conduct by AMTG.

Very truly yours,
Apollo Residential Mortgage, Inc.

By:/s/ Stuart A. Rothstein
Name: Stuart A. Rothstein
Title: Chief Financial Officer, Treasurer and Secretary